UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           MID-STATE RACEWAY, INC.
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                               (Name of Issuer)

                       Common Stock, $.10 Par Value
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                      (Title of Class of Securities)

                                  595492 10 9
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                                 (CUSIP Number)

                            Martin J. Gersten, Esq.
                            Freedman & Gersten LLP
                              90 Birch Hill Road
                          Newtown, Connecticut 06470
                                (203) 364-0290
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     (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)

                                April 10, 2004
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           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 595492 10 9
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1.  Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons
    (Entities Only):
        Victoria Scott
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2.  Check the Appropriate Box if a Member of a Group:               (a) [  ]
                                                                    (b) [  ]
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3.  SEC Use Only

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4.  Source of Funds:
        N/A
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5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
    2(d) or 2(e):                                                       [  ]
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6.  Citizenship or Place of Organization:
        U.S.A.
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            7.  Sole Voting Power:
                -0- shares of common stock, $.10 par value per share
Number      -----------------------------------------------------------------
of Shares   8.  Shared Voting Power:
Beneficially    -0-
Owned by    -----------------------------------------------------------------
Each        9.  Sole Dispositive Power:
Reporting       -0- shares of common stock, $.10 par value per share
Person With -----------------------------------------------------------------
            10. Shared Dispositive Power:
                -0-
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11. Aggregate Amount Beneficially Owned by Each Reporting Person:
        -0- shares of common stock, $.10 par value per share
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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares:  [  ]

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13. Percent of Class Represented by Amount in Row (11):
        0%
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14. Type of Reporting Person (See Instructions):
        IN

     This Amendment No. 1 ("Amendment") to Schedule 13D is being filed by Ms. Victoria Scott (the "Reporting Person") with the Securities and Exchange Commission ("Commission"), and amends the original Schedule 13D (the "Original 13D") filed with the Commission on March 3, 2004 with respect to the securities of Mid State Raceway, Inc. (the "Issuer") as set forth herein below.

Item 1.  Security and Issuer
------   -------------------

     Title of Security: Common Stock, $.10 par value ("Shares")

     Name and address of principal executive offices of Issuer:
        Mid State Raceway, Inc.
        P.O. Box 860
        Ruth Street
        Vernon, New York 13476

Item 2.  Identity and Background
------   -----------------------

     (a) Name of Reporting Person:  Victoria Scott

     (b) Business Address:  c/o Martin P. Gersten
                            90 Birch Hill Road
                            Newtown, Connecticut 06470

     (c) Present Occupation: Entrepreneur

     (d) Criminal convictions in past five years:  none

     (e) Civil proceedings during the last five years to which the Reporting Person was a party, resulting in a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to federal or
state securities laws:   none

     (f) Citizenship: U.S.A.

Item 3.  Source and Amount of Funds or Other Consideration
------   -------------------------------------------------

     Not applicable, as the transaction reported herein relates solely to the sale of Shares by the Reporting Person.

Item 4.  Purpose of Transaction
------   ----------------------

     As reported on the Original 13D, on November 12, 2003, the reporting person acquired 450,000 Shares of the Issuer pursuant to the acquisition and contemporaneous exercise of a common stock purchase warrant (the "Warrant"), from All Capital, LLC, a Nevada limited liability company ("All Capital"), whose sole member and manager is Shawn A. Scott, the son of the Reporting Person. The aggregate consideration paid by the Reporting Person for the acquisition and exercise of the Warrant was $1,350,000, the funds for which were borrowed by the Reporting Person from All Capital pursuant to a loan from All Capital in the principal amount of $1,350,000, evidenced by a one-year promissory note (the "Note") bearing interest at the annual rate of 6%. The Shares acquired by the Reporting Person were pledged to All Capital to secure the Reporting Person's repayment obligations under the Note.

     On April 10, 2004, in connection with the acquisition by Raceway Ventures, LLC ("Purchaser") of certain shares and warrants of the Issuer held by All Capital and its affiliate, the Reporting Person sold all 450,000 Shares to Purchaser for aggregate consideration of $1,350,000, which was applied by the Reporting Person toward the payment in full of the outstanding principal amount of the Note. The remaining obligations with respect to any accrued and unpaid interest under the Note have been satisfied, and the Note and related Pledge Agreement previously issued by the Reporting Person in favor of All Capital have been terminated. As set forth more fully in Item 5 below, as a result of the transaction reported on herein, the Reporting Person has no further record or beneficial ownership interest in the Issuer.

     The Reporting Person had acquired the Shares for investment purposes, and in connection with the sale of the Shares, the Reporting Person has resigned as a member of the board of directors of the Issuer.

    Depending on various factors, including, without limitation, the Issuer's business, prospects and financial condition, as well as available opportunities for the Reporting Person to acquire or dispose of Shares of the Issuer, the Reporting Person may in the future take certain actions with respect to securities of the Issuer. These actions may include the purchase of Shares in the open market, to the extent a public market for the Issuer's Shares then exists, as well as purchases of Shares in privately negotiated transactions, through the exercise of options or otherwise or the disposition of Shares hereafter acquired, from time to time or at any time. The Reporting Person otherwise has no plans or proposals which relate to or would result in any of the matters set forth in (a) through (j) of Item 4 of this
Schedule 13D.

Item 5.  Interest in Securities of the Issuer
-------  ------------------------------------

     (a) and (b) The Reporting Person does not beneficially own any Shares of the Issuer, and the Reporting Person does not have or hold any power, either shared or sole, to vote and dispose of any of the Shares of the Issuer.

     (c) The Reporting Person did not have any other transactions in the securities of the Issuer during the past 60 days.

     (d) Not applicable.

     (e) Not applicable.

Item 6.  Contracts, Arrangements, Undertakings or Relationships with Respect
------   -------------------------------------------------------------------
         to Securities of the Issuer
         ---------------------------

     None.

Item 7.  Material to be Filed as Exhibits
------   --------------------------------

     None.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       /s/ Victoria Scott
                                       -----------------------------------
                                       VICTORIA SCOTT

Dated:  May 26, 2004